UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Xunlei Limited

(Name of Issuer)

American Depositary Shares, each representing five common shares

(Title of Class of Securities)

98419E108

(CUSIP Number)

August 1, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 98419E108

1.	Names of reporting persons Morningside Technology Investments Limited
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole voting power 0
	6.	Shared voting power 645,765 (See Item 4(a))
	7.	Sole dispositive power 0
	8.	Shared dispositive power 645,765 (See Item 4(a))
9.	Aggregate amount beneficially owned by each reporting person 645,765 (See Item 4(a))
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	percent of class represented by amount in Row (9) 0.19% (See Item 4(a) and 4(b))
12.	Type of reporting person OO

Page 2 of 6 Pages

Item 1.

(a)	Name of issuer:

Xunlei Limited

(b)	Address of issuer’s principal executive offices:

4/F Haus Innovation Mansion

North Ring Road

No. 9018 High-Tech Path

Nanshan District

Shenzhen 518057

People’s Republic of China

Item 2.

(a)	2(a) Name of person filing:

Morningside Technology Investments Limited

(b)	Address or principal business office or, if none, residence:

2nd Floor, Le Prince de Galles, 3-5 Avenue des Citronniers, MC 98000 Monaco

(c)	Citizenship:

British Virgin Islands

(d)	Title of class of securities:

American Depositary Shares, each representing five common shares, par value US$0.00025 per share

(e)	CUSIP No.:

98419E108

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.

(Page 3 of 6 Pages)

Item 4.	Ownership.

(a)	Amount beneficially owned:

645,765 shares

(b)	Percent of class:

0.19% (based on 337,997,790 common shares outstanding as of March 31, 2016, as reported on the Form 6-K filed by the issuer on May 12, 2016)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

0

(ii)	Shared power to vote or to direct the vote

645,765 shares*

(iii)	Sole power to dispose or to direct the disposition of

0

(iv)	Shared power to dispose or to direct the disposition of

645,765 shares*

*	The family trust that is the ultimate beneficial owner of Morningside Technology Investments Limited is controlled by a board of trustees.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

(Page 4 of 6 Pages)

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(Page 5 of 6 Pages)

Signature

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 1, 2016

Morningside Technology Investments Limited

/s/ Louise Mary Garbarino
Louise Mary Garbarino, Authorized Signatory

(Page 6 of 6 Pages)